SECURITIES AND EXCHANGE COMMISSION
                              Washington, D.C.  20549

                                   SCHEDULE 13D

                     Under the Securities Exchange Act of 1934

                                 (Amendment No. 3)


                               MAYFLOWER GROUP, INC.
                                 (Name of Issuer)


                            Common Stock, no par value
                          (Title of Class of Securities)

                                     578349102
                                  (CUSIP Number)


                                  Daniel R. Tisch
                                  WTG & CO., L.P.
                                  499 Park Avenue
                             New York, New York 10022
                                  (212) 935-7640
             (Name, Address and Telephone Number of Person Authorized
                      to Receive Notices and Communications)


                                  March 31, 1995
              (Date of Event which Requires Filing of this Statement)



         If the filing person has previously filed a statement on
         Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / /.

         Check the following box if a fee is being paid with the statement / /. (A fee is not required only if the report-ing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)


                              (Page 1 of 9 Pages)




                                     PAGE

         CUSIP NO. 578349102         13D             Page 2 of 9 Pages

         1.   Name of Reporting Person
              S.S. or I.R.S. Identification No. of Above Person

                   WTG & Co., L.P.

         2.   Check the Appropriate Box if a Member of a Group
                                                         (a)
                                                         (b)  X

         3.   SEC Use Only


         4.   Source of Funds

              AF

         5. Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)


         6.   Citizenship or Place of Organization

                Delaware

         Number of           7.   Sole Voting Power
         Shares
         Beneficially        8.   Shared Voting Power
         Owned by                   None
         Each Reporting      9.   Sole Dispositive Power
         Person With
                             10.  Shared Dispositive Power
                                    None

         11.  Aggregate Amount Beneficially Owned by Each Reporting
              Person

              None

         12.  Check if the Aggregate Amount in Row (11)
              Excludes Certain Shares



         13.  Percent of Class Represented by Amount in Row (11)

              0.0%

         14.  Type of Reporting Person

              PN


                                     PAGE

         CUSIP NO. 578349102          13D            Page 3 of 9 Pages

         1.   Name of Reporting Person
              S.S. or I.R.S. Identification No. of Above Person

                   D. Tisch & Co., Inc.

         2.   Check the Appropriate Box if a Member of a Group
                                                         (a)
                                                         (b)  X

         3.   SEC Use Only

         4.   Source of Funds

              AF

         5. Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)


         6.   Citizenship or Place of Organization

                Delaware

         Number of           7.   Sole Voting Power
         Shares
         Beneficially        8.   Shared Voting Power
         Owned by                     None
         Each Reporting      9.   Sole Dispositive Power
         Person With
                             10.  Shared Dispositive Power
                                      None

         11.  Aggregate Amount Beneficially Owned by Each Reporting
              Person

              None

         12. Check if the Aggregate Amount in Row (11) Excludes Cer-tain Shares



         13.  Percent of Class Represented by Amount in Row (11)

              0.0%

         14.  Type of Reporting Person

              CO



                                     PAGE

         CUSIP NO. 578349102          13D            Page 4 of 9 Pages

         1.   Name of Reporting Person
              S.S. or I.R.S. Identification No. of Above Person

                   Daniel R. Tisch

         2.   Check the Appropriate Box if a Member of a Group
                                                         (a)
                                                         (b)  X

         3.   SEC Use Only


         4.   Source of Funds

              AF

         5. Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)


         6.   Citizenship or Place of Organization

                United States

         Number of           7.   Sole Voting Power
         Shares
         Beneficially        8.   Shared Voting Power
         Owned by                    None
         Each Reporting      9.   Sole Dispositive Power
         Person With
                             10.  Shared Dispositive Power
                                     None

         11.  Aggregate Amount Beneficially Owned by Each Reporting
              Person

              None

         12.  Check if the Aggregate Amount in Row (11)
              Excludes Certain Shares



         13.  Percent of Class Represented by Amount in Row (11)

              0.0%

         14.  Type of Reporting Person

              IN


                                     PAGE

                   This Amendment No. 3 amends the Schedule 13D dated

         December 22, 1994 (as previously amended, the "Schedule 13D")

         filed by WTG & Co., L.P. ("WTG"), D. Tisch & Co., Inc. ("D.

         Tisch & Co."), and Daniel R. Tisch relating to their benefi-

         cial ownership of Common Stock, no par value (the "Company

         Common Stock"), of Mayflower Group, Inc., an Indiana corpo-

         ration (the "Company").  All capitalized terms not otherwise defined herein shall have the meanings ascribed thereto in the Schedule 13D.


                   1.   The information set forth under Item 3 in the

         Schedule 13D is hereby amended and supplemented by adding the following thereto:

                        The $753,430.16 used by Mentor to purchase in

         the aggregate 77,000 shares of Company Common Stock pursuant to the transactions set forth in paragraph 4 below ("Acqui-

         sitions of Shares of Company Common Stock by Mentor Since the

         Most Recent Filing on Schedule 13D") came from  Mentor's

         working capital.  All of the shares of Company Common Stock acquired by Mentor as set forth in paragraph 4 below were

         purchased in the ordinary course of Mentor's business.


                   2.   The information set forth in Item 5(a) of the

         Schedule 13D is hereby amended and supplemented by adding the following thereto:





                              (Page 5 of 9 Pages)
                                     PAGE

                        As of the close of business on March 30, 1995,

              Mentor beneficially owned an aggregate of 764,000 shares

              of Company Common Stock (which was approximately 6.0% of

              the Company Common Stock outstanding on September 30,

              1994 based on information contained in the Company's

              Quarterly Report on Form 10-Q for the quarter ended

              September 30, 1994 that was dated November 14, 1994 and

              filed with the Securities and Exchange Commission).

                        On March 31, 1995 the merger (the "Merger") of

              the Company and Laidlaw Transit, Inc. ("Laidlaw") was

              consummated.  Pursuant to and in accordance with the

              terms of the Merger all of the Company Common Stock,

              including the shares of the Company Common Stock held by

              Mentor, were converted into the right to receive $10.37

              in cash per share of Company Common Stock.


                   3.   The information set forth in Item 5(c) of the

         Schedule 13D is hereby amended and supplemented by adding the following thereto:

                        Except in accordance with the Merger as

              described in paragraph 2 above or as set forth on

              Schedule A, no transactions in the shares of Company

              Common Stock have been effected since the most recent

              filing on Schedule 13D by Mentor, or to the best

              knowledge of Mentor or any Reporting Person, by any such

              Reporting Person.



                              (Page 6 of 9 Pages)
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                   4.   Schedule A of the Schedule 13D is hereby

         amended and supplemented by adding thereto the following in-

         formation:

            Acquisitions of Shares of Company Common Stock by Mentor
                  Since the Most Recent Filing on Schedule 13D


                 Date of        Amount of                        Price Per
               Transaction        Shares     Aggregate Price       Share
            January  11, 1995    10,000      $  99,150.00        $  9.915
            January  12, 1995     4,300         42,634.50           9.915
            January  23, 1995    20,000        190,800.00           9.540
            January  30, 1995     3,000         28,620.00           9.540
            February  1, 1995     1,400         13,181.00           9.415
            February  2, 1995     3,000         28,432.50           9.478
            February 24, 1995     2,000         19,080.00           9.540
            March     3, 1995     2,100         20,034.00           9.540
            March     8, 1995     1,500         14,310.00           9.540
            March    16, 1995       500          4,895.00           9.790
            March    17, 1995     1,500         14,685.00           9.790
            March    23, 1995     1,800         17,622.00           9.790
            March    28, 1995     8,900         89,306.16          10.034
            March    29, 1995    17,000        170,680.00          10.040

        All shares of Company Common Stock were purchased in transac-tions on The Nasdaq National Market.



            Dispositions of Shares of Company Common Stock by Mentor
                  Since the Most Recent Filing on Schedule 13D


                 Date of        Amount of                        Price Per
               Transaction        Shares     Aggregate Price       Share
            March    31, 1995    764,000     $7,922,680.00       $ 10.370


        All shares of Company Common Stock were converted into the right to receive cash pursuant to the Merger.








                              (Page 7 of 9 Pages)
                                     PAGE
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                   5.   The Schedule 13D is hereby amended by adding

         to Item 5(e) thereof the following:

                        The Partnership ceased to be the beneficial

              owner of the more than five percent of the shares of the

              Company Common Stock on March 31, 1995 upon consummation

              of the Merger.











































                              (Page 8 of 9 Pages)
                                     PAGE
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                                   SIGNATURES


                   After reasonable inquiry and to the best of our

         knowledge and belief, the undersigned certify that the in-

         formation set forth in this statement is true, complete and correct.


         Dated:  April 7, 1995
                                      WTG & CO., L.P.


                                      By:/s/ Daniel R. Tisch
                                         Daniel R. Tisch
                                         Managing Director



                                      D. TISCH & CO., INC.


                                      By:/s/ Daniel R. Tisch
                                         Daniel R. Tisch
                                         President



                                      /s/ Daniel R. Tisch
                                      Daniel R. Tisch



















                              (Page 9 of 9 Pages)